UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549



                                    SCHEDULE 13G-amended

                                    Under the Securities Exchange Act of 1934


                              Issuer-NV Energy, Inc.

                            Securities Class-common stock

                                         CUSIP Number-67073Y106

                             Event  Requiring Filing -December 2008

                              Filed pursuant to Rule 13d-1(b)

                             CUSIP  Number 67073Y106

                              Reporter- Horizon Asset Management, Inc.
                              Tax ID#13-3776334

                               Place of Organization-New York

                                Number of Shares-sole voting power-12,378,067 Sole dispositive power-12,378,067
                                Amount beneficially owned-12,378,067


                                Percent of Class represented by above-5.29%

                                 Type of Reporting Person-IA

Name of Issuer-NV Energy, Inc.
Address of Issuer-6226 West Sahara Avenue, Las Vegas, Nevada 89146

Name of Person Filing-Horizon Asset Management, Inc.
Address -470 Park Avenue South, 4th Floor South, NY, NY, 10016
Citizenship-New York
 Securities Class-common stock

Filing re Section 240.13d-1(b) by investment adviser under Section 240.13d-1(b)(1)(ii)(E).
Amount beneficially owned-12,378,067
Percent of class-5.29%
sole voting power-12,378,067
shared power to vote or direct the vote-0
sole power to dispose/direct the disposition-12,378,067
shared power to dispose/direct the disposition-0

Certification pursuant to Section 240.13d-1(b):
 By signing below I certify that, to the
best of my knowledge and belief, the securities referred to above were not acquired and
are not held for the purpose of or with the effect of
 changing or influencing the control of
the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of
 my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date-February 13, 2009
Signature-Andrew M. Fishman
Title-General Counsel